Exhibit 99.42

Volaris Reports March 2016 Traffic Results, Strong Market Demand Drives Passenger Traffic Growth of 37%

MEXICO CITY--(BUSINESS WIRE)--April 6, 2016--Volaris* (NYSE:VLRS and BMV:VOLAR), the ultra-low-cost airline serving Mexico, the United States and Central America, reports March 2016 and year-to-date preliminary traffic results.

During March 2016 Volaris increased total capacity, as measured in Available Seat Miles (ASMs), by 29.7% year over year, in response to strong demand in its domestic and international markets. Total demand, as measured in Revenue Passenger Miles (RPMs), in March increased 36.3% year over year, reaching 1.2 billion, validating the strong demand environment the Company has continued to observe since the second half of 2015. Volaris transported a total of 1.2 million passengers during the month, an increase of 36.9% year over year. Year-to-date, Volaris has transported over 3.4 million passengers, an increase of 36.6% year over year.

In March 2016, Volaris increased domestic and international ASMs by 30.5% and 27.8%, respectively. Network load factor for March reached 85.4%, an increase of 4.2 percentage points year over year.

During March 2016, Volaris launched four year-round domestic routes (Monterrey – Toluca, Los Cabos – Toluca, Leon – Monterrey and Mexico - Zihuatanejo).

The following table summarizes Volaris traffic results for the month and year-to-date.

	March 2016	March 2015	Variance	Three months ended March 2016	Three months ended March 2015	Variance
RPMs (in millions, scheduled & charter)
Domestic	821	608	35.0%	2,317	1,719	34.8%
International	341	245	39.4%	989	716	38.2%
Total	1,162	853	36.3%	3,306	2,435	35.8%
ASMs (in millions, scheduled & charter)
Domestic	957	733	30.5%	2,730	2,126	28.4%
International	404	316	27.8%	1,162	917	26.7%
Total	1,361	1,049	29.7%	3,892	3,043	27.9%
Load Factor (in %, scheduled)
Domestic	85.8%	82.9%	2.9 pp	84.9%	80.9%	4.0 pp
International	84.4%	77.3%	7.1 pp	85.1%	78.0%	7.1 pp
Total	85.4%	81.2%	4.2 pp	85.0%	80.0%	5.0 pp
Passengers (in thousands, scheduled & charter)
Domestic	978	721	35.7%	2,743	2,027	35.3%
International	237	166	42.5%	687	484	41.9%
Total	1,215	887	36.9%	3,430	2,511	36.6%

The information included in this report has not been audited and it does not provide information on the company’s future performance. Volaris’ future performance depends on many factors and it cannot be inferred that any period’s performance or its comparison year over year will be an indicator of a similar performance in the future.

About Volaris:

*Controladora Vuela Compañía de Aviación, S.A.B. de C.V. (“Volaris” or the “Company”) (NYSE: VLRS and BMV: VOLAR), is an ultra-low-cost carrier (ULCC), with point-to-point operations, serving Mexico, the United States and Central America. Volaris offers low base fares to build its market, providing quality service and extensive customer choice. Since beginning operations in March 2006, Volaris has increased its routes from five to more than 149 and its fleet from four to 59 aircraft. Volaris offers more than 280 daily flight segments on routes that connect 40 cities in Mexico and 22 cities in the United States and Central America with the youngest aircraft fleet in Mexico. Volaris targets passengers who are visiting friends and relatives, cost-conscious business people and leisure travelers in Mexico and to select destinations in the United States and Central America. Volaris has received the ESR Award for Social Corporate Responsibility for five consecutive years. For more information, please visit: www.volaris.com

CONTACT:
For Volaris
Investor Relations:
Andrés Pliego & Diana Martínez, +52 55 5261 6444
ir@volaris.com
or
Media:
Cynthia Llanos, +52 1 55 4577 0803
cllanos@gcya.net